Arent Fox LLP / Attorneys at Law Washington, DC / New York, NY / Los Angeles, CA www.arentfox.com

June 3, 2013	Deborah S. Froling Partner 202.857.6075 DIRECT 202.857.6395 FAX deborah.froling@arentfox.com

VIA EDGAR AND HAND DELIVERY

Ms. Pamela Long

Division of Corporation Finance

Mail Stop 46-31

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ICON ECI Fund Sixteen
Amendment No. 3 to Registration Statement on Form S-1
Filed June 3, 2013
SEC File No. 333-185144

Dear Ms. Long:

On behalf of our client, ICON ECI Fund Sixteen (the “Registrant”), we are responding to the remaining comments of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) as delivered by telephone on May 16, 2013, with respect to Amendment No. 2 to the Registration Statement on Form S-1 filed with the Commission on April 26, 2013 (the “Registration Statement”). Earlier today, the Registrant filed via EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”). For your convenience, we are delivering a courtesy package, which includes four copies of Amendment No. 3, two of which have been marked to show changes from the Registration Statement.

The Staff’s comments are set forth below in bold, followed by the Registrant’s responses to each comment.

General

1.	We will need sufficient time to review the opinions to be filed with the Registration Statement prior to a request for acceleration.

Response: The Registrant has included the opinions of counsel as Exhibit 5.1 and Exhibit 8.1 in Amendment No. 3.

2.	We are awaiting receipt of a “no objections” letter from FINRA. Please let us know when you have received such letter.

Response: The Registrant will provide the Staff with notice of its “no objections” letter from FINRA as soon as it is received.

If you have any questions, please feel free to call me at (202) 857-6075 or Michelle Ko, Senior Director, of ICON Investments at (646) 845-2571.

Sincerely, /s/ Deborah S. Froling

Deborah S. Froling

Enclosures

cc:	Blake Estes Michelle Ko